SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 4, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the disclosure letter we filed today with the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release in connection with the Company’s financial condition and results of operations for the three (3) months ended March 31, 2004.

Security Code # CM-040

May 4, 2004

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Jose G. Cervantes

Senior Vice President

Gentlemen:

In accordance with Sections 17.1 (b) and 17.3 of the Securities Regulation Code, enclosed is a Current Report with a press release attached thereto regarding the Company’s financial condition and results of operations for the three (3) months ended March 31, 2004.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

May 4, 2004

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code, we are submitting herewith five (5) copies of a Current Report with a press release attached thereto regarding the Company’s financial condition and results of operations for the three (3) months ended March 31, 2004.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552

Contact Person Company Telephone Number

1	2	3	1	CURRENT REPORT UNDER THE SECURITIES REGULATION CODE	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day Fiscal Year

Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles

Number/Section

Total Amount of Borrowings

2,205,655 As of April 9, 2004	N/A	N/A

Total No. of Stockholders Domestic Foreign

-----------------------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

File Number ____________________________________

LCU

Document I.D. ____________________________________

Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1. May 4, 2004 _

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55 3. BIR Tax Identification No. 000-488-793

4. Philippine Long Distance Telephone Company ______________________

Exact name of registrant as specified in its charter

5. Philippines __________________ 6. (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code:

Incorporation

7. Makati Avenue, Makati City, Philippines ____________________________

Address of principal office Postal Code

8. (632) 814-3664 __________________________________________________

Registrant’s telephone number, including area code

9. Not Applicable_____________________________________________________

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Outstanding and Amount of Debt Outstanding

__________________________________________________________________

__________________________________________________________________

__________________________________________________________________

11. Indicate the item numbers reported herein: __________ ___________________

PLDT PROFIT LEVEL REACHES NEW HEIGHTS IN 1Q2004,

SUSTAINS MOMENTUM OF 2003’s STRONG RESULTS

  PLDT’s consolidated net income jumps to P5.24 billion for first three months of 2004; consolidated revenues up by 19% to P27.1 billion
  Smart’s net income soars to P5.15 billion
  Smart and Talk ‘N Text set historic high anew with subscriber net additions of over 1.4 million during the first quarter 2004; combined subscriber base surpasses 14.4 million mark
  PLDT Fixed Line records net income of P217 million, an improvement of 14%
  ePLDT posts profit of P48 million, its third successive quarterly profit performance
  PLDT Group reduces debt by a total of US$75 million
  Consolidated free cash flow reaches P9.3 billion
  Consolidated EBITDA rises 28% to P16.3 billion; EBITDA margin remains strong at 60% of revenues
  Smart to pay cash dividend of P11.3 billion to PLDT in May 2004

MANILA, Philippines, May 4, 2004 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its preliminary and unaudited financial results for the first three months of 2004. With fully-owned subsidiary Smart Communications, Inc. (“SMART”) continuing to exhibit robust growth, PLDT’s consolidated net income rose to P5.24 billion, 111% higher than the P2.48 billion net income reported in the same period last year. Revenues for the PLDT Group likewise increased by 19% to P27.1 billion while consolidated EBITDA improved to P16.3 billion as a result of higher revenues and lower cash operating expenses. Consolidated free cash flow grew significantly from P6.4 billion in the first quarter of 2003 to P9.3 billion in the same period in 2004. As a result, consolidated cash balances as at the end of March 2004 reached the level of P24 billion, positioning the group to address maturing debt obligations of approximately US$200 million in the second quarter of 2004 alone.

Smart: Sustaining market leadership on all fronts

Smart added over 1.1 million subscribers in the first three months of the year, ending the period with nearly 12 million subscribers. Talk ‘N Text added over 300,000 subscribers, bringing the PLDT Group’s total cellular subscribers to 14.4 million. Compared to the first quarter of 2003, net subscriber additions increased by 83%, from 769,000 in last year’s first quarter to over 1.4 million during the first quarter this year. Cellular penetration rates continue to exceed expectations, reaching approximately 30% at the end of March 2004.

Smart’s exceptional subscriber expansion to-date has translated to strong growth in revenues, EBITDA, and net income. In the first three months of 2004, Smart increased its revenues to P14.7 billion, 37% higher than the P10.7 billion realized in the same period last year. EBITDA surged by 59% to P9.7 billion from P6.1 billion as revenues grew at a higher rate than expenses. EBITDA margin improved to 66% in the first quarter of 2004 from 57% in the same period last year. Net income nearly doubled to P5.2 billion from P2.8 billion last year.

As anticipated, the popularity of lower denomination reloads via Smart Load and Pasa Load resulted in a 12% decline in blended ARPU of prepaid and postpaid subscribers. Over 85% of Smart Buddy subscribers now top up electronically via Smart Load while an even higher 94% of Talk ‘N Text subscribers do the same. With Pasa Load transactions now averaging over 2 million per day, the contribution of data revenues to GSM revenues jumped to 46% in the first three months of 2004 compared with 42% for the same period in 2003.

The decline in ARPU did not affect Smart’s margins as Smart continued to drive down its subscriber acquisition costs. The payback period for blended subscriber acquisition costs was reduced from 2.5 months in the first quarter of 2003 to 1.7 months in the first quarter of 2004. Blended subscriber acquisition costs for both prepaid and postpaid services declined by 42%, from P1,096 in the first quarter of 2003 to P635 for the same period this year.

With demand showing no signs of slowing down, Smart has extended its network of 32 switches and over 4,200 base stations to cover 92% of the country’s population. Capital expenditures reached P3.5 billion during the first three months of 2004. However, capital expenditures remain scalable and are expected to reach P15.0 billion for the full year.

Smart’s free cash flow remained strong in the first quarter of 2004 at P4.2 billion, enabling Smart to pay down debts by US$25 million. Smart expects to pay dividends to PLDT of P11.3 billion, representing 70% of its net income in 2003, before the end of May 2004.

“I can only reaffirm our strong belief that we can break through the so-called ceiling to cellular market growth if we persevere in developing and offering innovative and affordable services to all segments of the market,” explained Napoleon L. Nazareno, President and CEO of PLDT and Smart. “We are determined to maintain our margins and healthy bottom line at Smart by increasing revenues whilst controlling costs, ” added Nazareno.

PLDT Fixed Line: On the right track

On the Fixed Line side, total revenues increased by 3%, from P11.3 billion in the first three months of 2003 to P11.6 billion in the 2004. Cash operating expenses declined by 2% and EBITDA improved by 7%, from P6.3 billion in the first quarter of 2003 to P6.7 billion in the first quarter of 2004. EBITDA margin likewise improved to 58% this year from 56% last year.

As a result of the increase in termination rates implemented in February 2003, international long distance revenues grew by 7% to P3.1 billion in the first three months of 2004. National long distance increased by 8% as a result of the changes in interconnection agreements. As of March 31, 2004, PLDT had 2.1 million fixed lines in service, of which 17% were prepaid subscribers.

Local exchange revenues were steady at P5.2 billion in the first quarter of the year, with postpaid churn abating significantly during the quarter. Data service revenues remained stable at P1.4 billion despite heightened competition and pricing pressures. DSL subscribers increased to 28,000 at the end of March 2004 from only 13,000 one year ago.

In response to the challenges being faced by the fixed line business, PLDT Fixed Line continues to focus on cost containment. Capital expenditures were under control at P800 million for the first quarter of 2004 and are pegged at P6 to P7 billion for the full year 2004. As of March 31, 2004, PLDT Fixed Line had 10,127 employees compared with 11,777 employees as of the same date last year.

In the first three months of 2004, PLDT Fixed Line reduced debt by US$40 million. PLDT’s free cash flow increased to P5.3 billion from P1.5 billion last year. This strong cash flow and the expected cash dividends from Smart should enable PLDT to pay down debt of approximately US$160 million in the second quarter of 2004. Total debt principal paydown for the year is expected to be approximately US$250 million. By the end of the year, PLDT Fixed Line’s debt balance will reduce to US$2.2 billion, from almost US$2.5 billion at the start of 2004.

"PLDT’s fixed line business is starting to experience gains from the measures that have been implemented over the past few years. Further improvements will strengthen the develeraging process, heighten operational efficiencies and restore dividends to common shareholders in the near future," concluded Nazareno.

ePLDT: On the path to profitability

ePLDT, the Group’s information and communications technology arm, has posted profits for the first three months of 2004 with strong contributions from its call centers, internet service provider and data center businesses. Net income for the period was P48 million, a turnaround from the loss of P441 million one year ago.

Revenues jumped by 24% to P442 million, with P241 million from Vocativ and Parlance, ePLDT’s call centers, P97 million from Vitro’s data center business and P90 million from Infocom, its Internet Service Provider. The call centers now have a combined 1,244 seats and plans are underway to expand this capacity to address increased demand from US-based clients. In addition, ePLDT is pursuing an expansion program over the next three years in order to become a major player in the global outsourcing market as the Philippines becomes increasingly a location of choice.

PLDT Group: Gathering Strength

“Our goal has always been to become the foremost telecommunications company in the Philippines and one of the best in the region as well, with world-class services and operationsIn fact, our efforts in this area have been acknowledged by a number of leading financial surveys conducted earlier this year where we were recognized for our achievements in overall management, corporate governance, financial management and investor relations. I am pleased that 2004’s first quarter results confirm that our transformation is well on its way to becoming a reality,” said Manuel V. Pangilinan, PLDT Chairman.

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(a) EBITDA in 2003 is presented before deducting MRP-related costs and other non-recurring charges booked in 1Q03.

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This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Anna V. Bengzon Menardo G. Jimenez, Jr.

Tel No: 816-8213 Tel No: 816-8024 Tel No: 816-8468

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Date: May 4, 2004